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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                        AMENDMENT NO. 4 (FINAL AMENDMENT)

                                       to

                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT
          (UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

                               WOLOHAN LUMBER CO.

                                (Name of Issuer)

                               WOLOHAN LUMBER CO.
                             WOLOHAN ACQUISITION CO.
                                JAMES L. WOLOHAN
                                JOHN A. SIEGGREEN
                                DANIEL P. ROGERS
                                 EDWARD G. DEAN

                       (Name of Persons Filing Statement)

                     Common Stock, Par Value $1.00 Per Share

                         (Title of Class of Securities)

                                   977865-104

                      (CUSIP Number of Class of Securities)

                                James L. Wolohan
                      President and Chief Executive Officer
                               Wolohan Lumber Co.
                                1740 Midland Road
                             Saginaw, Michigan 48605
                                 (989) 793-4532

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
              Communications on Behalf of Persons Filing Statement)

                                   Copies to:

                               Verne C. Hampton II
                              Dickinson Wright PLLC
                         500 Woodward Avenue, Suite 4000
                             Detroit, Michigan 48226



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This statement is filed in connection with (check appropriate box):

a.       [X]      The filing of  solicitation  materials or an information
                  statement  subject to Regulation  14A, Regulation 14C or Rule
                  13e-3(c) under the Securities Exchange Act of 1934.

b.       [  ]     The filing of a registration statement under the Securities
                  Act of 1933.

c.       [  ]     A tender offer.

d.       [  ]     None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are the preliminary copies. [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

                            CALCULATION OF FILING FEE

         TRANSACTION VALUATION*                      AMOUNT OF FILING FEE

              $26,501,606                            $2,144
              -----------                            ------

* The filing fee was determined based upon the sum of (a) the product of shares of common stock, par value $1.00 per share, proposed to be acquired by the acquirer, 996,488 shares (which does not include 1,046,220 shares which will be owned by the continuing shareholders after the merger) times the merger consideration of $25.75 per share of Common Stock, and (b) $842,040 payable to holders of options and performance shares in exchange for the cancellation of such options and performance shares (the "Total Consideration"). In accordance with Exchange Act Rule 0-11(c) and Securities and Exchange Commission Fee Rate Advisory #11 for Fiscal Year 2003, the filing fee was determined by calculating a fee of $80.90 per $1,000,000 of the aggregate merger consideration of $26,501,606.

[X] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previously filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid:   $2,144                Filing Party: Wolohan Lumber Co.
                          ------                Date Filed:   August 20, 2003
Form or Registration No.: Schedule 14A
                          Preliminary Proxy Statement




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                                  INTRODUCTION

         This Amendment No. 4 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Amendment") is being filed by Wolohan Lumber Co., a Michigan corporation (the "Company") and the issuer of the equity securities which are the subject of a Rule 13e-3 transaction. Wolohan Acquisition Co., a Michigan corporation, James L. Wolohan, President and Chief Executive Officer of the Company, John A. Sieggreen, President and Chief Executive Officer of Wolohan Acquisition Co., Daniel P. Rogers, Senior Vice President, General Merchandise Manager of the Company and Edward J. Dean, Vice President and Chief Operating Office of the Company. The Schedule 13E-3 relates to the Agreement and Plan of Merger, dated as of August 13, 2003 (the "Merger Agreement"), between the Company and Wolohan Acquisition Co. providing for the merger (the "Merger") of Wolohan Acquisition Co. with and into the Company, with the Company as the surviving corporation.

         This Amendment is being filed pursuant to Rule 13e-3(d)(3) promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, to report the results of the 13e-3 Transaction as follows:

         (a) At a Special Meeting of the Shareholders of the Company held on November 5, 2003, of the 2,042,688 shares of Common Stock outstanding and entitled to vote, 1,754,860 shares (or 85.9%) were represented at the meeting in person or by proxy. Of these, 1,754,860 shares, 1,713,141 were voted in favor of the Merger, 40,960 shares were voted against the Merger and 759 shares abstained from voting. Thus the Merger was approved by the vote of a majority of the outstanding shares.

         On November 5, 2003 a Certificate of Merger required to consummate the Merger was filed with the Michigan Department of Consumer and Industry Services
- Corporate, Securities and Land Development Bureau.

         Under the terms of the Merger Agreement, each outstanding share of Common Stock, other than Common Stock owned by certain current shareholders and members of management of the Company, has been converted into the right to receive $25.75 in cash without interest thereon.

         On November 5, 2003 a Form 15 was filed with the Securities and Exchange Commission by the Company terminating the registration of the Company's Common Stock under the Securities Exchange Act of 1934, as amended, and The NASDAQ Stock Market deleted the trading of the Company's Common Stock from The NASDAQ Stock Market.

         Pursuant to General Instructions F and G to Schedule 13E-3, the definitive Proxy Statement of the Company, including all Appendixes and Exhibits thereto, is expressly incorporated by reference herein in its entirety.





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ITEM 16.     EXHIBITS.


         (i) Press Release of Wolohan Lumber Co. dated November 5, 2003 (incorporated by reference to current report on Form 8-K filed by Wolohan Lumber Co. on November 6, 2003)







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                                    SIGNATURE

         After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in the statement is true, complete and correct.

Dated: November 5, 2003     WOLOHAN LUMBER CO.

                            By:     /s/ James L. Wolohan
                                    --------------------------------------------
                                    Name:  James L. Wolohan
                                    Title: President and Chief Executive Officer

                            WOLOHAN ACQUISITION CO.

                            By:     /s/ John A. Sieggreen
                                    --------------------------------------------
                                    Name:  John A. Sieggreen
                                    Title: President and Chief Executive Officer

                            /s/ James L. Wolohan
                            ----------------------------------------------------
                            James L. Wolohan


                            /s/ John A. Sieggreen
                            ----------------------------------------------------
                            John A. Sieggreen


                            /s/ Daniel P. Rogers
                            ----------------------------------------------------
                            Daniel P. Rogers


                            /s/ Edward J. Dean
                            ----------------------------------------------------
                            Edward J. Dean






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                                  Exhibit Index

                                   Description

Exhibit No.

         99(i) Press Release of Wolohan Lumber Co. dated November 5, 2003 (incorporated by reference to current report on Form 8-K filed by Wolohan Lumber Co. on November 5, 2003)



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